UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 9, 2023, MorphoSys AG (the “Company”) published the press release “Invitation to MorphoSys’ Full Year Results 2022 Conference Call on March 16, 2023. “

Exhibits

99.1    Invitation to MorphoSys’ Full Year Results 2022 Conference Call on March 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: March 10, 2023    By:    /s/ i.A. Kristina Grötsch
        Name: Kristina Grötsch
        Title:    Senior Specialist Investor Relations

    By: /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
            Title:     Director Investor Relations